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January 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Ashley Vroman-Lee

Re:	KKR Income Opportunities Fund (File Nos. 333-268584 and 811-22543)

Dear Ms. Vroman-Lee:

This letter responds to comments that you conveyed to me via telephone on December 21, 2022, in connection with your review of the pre-effective registration statement on Form N-2 (the “Registration Statement”) for KKR Income Opportunities Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on November 29, 2022. The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which will reflect the responses below, contemporaneously with this letter. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

PROSPECTUS

1.	Comment: The Staff notes certain information was omitted from the Registration Statement. Please complete all information in a pre-effective amendment.

Response: The Fund appreciates the Staff’s comment and will include all previously omitted information in Pre-Effective Amendment No. 1.

2.

Comment: Please specify how the Fund is defining the following terms disclosed in the Environmental, Social and Governance (“ESG”) Considerations on page 12 of the Registration Statement: (1) carbon score, (2) environmental management, (3) social management, (4) diversity and inclusion, (5) sponsor reputation, (6) financial controls, and (7) committed management.

Response: The Fund has revised the “ESG Considerations” disclosure to include the following descriptions of the factors referenced by the Staff:

Criteria the Adviser may consider in conducting this assessment include, without limitation, carbon score (e.g., whether an issuer operates in a carbon-intensive market or industry); environmental management (e.g., what, if anything, the issuer is doing to manage its environmental impact); social management (e.g., what, if anything, the issuer is doing to manage social impact, such as human rights violations and employee health and safety risks); diversity and inclusion (e.g., whether an issuer has a diverse board and executive team); reputation (e.g., whether an issuer or its sponsor has significant reputational concerns relating to ESG matters); financial controls (e.g., whether an issuer has appropriate financial controls and accounting practices in place; committed management (e.g., whether an issuer has a management team openly committed to improving its efforts in ESG); organizational structure; and litigation issues.

3.

Comment: The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) ESG scores or data from a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party data?). Lastly, explain (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response: The Fund respectfully notes that it does not hold itself out as an ESG-focused fund and that ESG factors are among the many factors that the Adviser considers in evaluating investments. The Fund has revised the disclosure to reflect that the Adviser evaluates each potential credit investment by the Fund using a proprietary ESG scorecard to assess the proprietary criteria discussed in our response to Comment 2. In addition, the disclosure has been revised to describe the Adviser’s due diligence practices, stating that the Adviser’s assessments are informed by, among other things, where available, responses provided by issuers to questionnaires prepared by the Adviser relating to ESG considerations, research conducted by the Adviser’s personnel, direct engagement with issuers and data sourced from third-party vendors.

4.	Comment: The disclosure on ESG Considerations references that the Adviser may utilize vendors in connection with assessing ESG factors. Please consider disclosing such vendors.

Response: Although, as noted above, the Adviser may use third-party ESG data as one of a number of inputs used in connection with its ESG scorecard, the Adviser relies principally on its own proprietary ESG methodology to assess potential investments. Further, the Adviser currently uses multiple data sources and does not consider any third-party vendor as a primary vendor. Accordingly, the Adviser respectfully submits that naming specific vendors in the Registration Statement risks overemphasizing their importance in the Adviser’s proprietary assessment process and may cause investor confusion.

5.	Comment: Convertible Securities are discussed on page 17 of the Registration Statement. Will the Fund invest in hybrid convertible securities? If yes, please disclose where applicable.

Response: Convertible securities in which the Fund invests generally are a form of hybrid securities insofar as they have characteristics of both debt and equity. The Fund has supplemented the discussion referenced by the Staff to make clear that convertible securities are hybrid securities. The Fund further notes that, with respect to contingent convertible securities (“CoCos”), the Fund does not currently intend to invest in CoCos as part of its principal investment strategy. To the extent the Fund invests in CoCos as part of its principal investment strategy in the future, it will disclose that strategy and the corresponding risks to investors.

6.

Comment: The fifth paragraph on page 31 discusses how KKR acquired control of Global Atlantic Financial Group Limited (“Global Atlantic”) and mentions potential co-investments between the Fund and Global Atlantic. Is the Fund relying on exemptive relief for this co-investing?

Response: The Fund confirms that it is relying on co-investment relief granted by the SEC, which was ordered on January 5, 2021 and can be found at the following link:

https://www.sec.gov/Archives/edgar/data/1515940/999999999722003798/filename1.pdf

7.

Comment: Use of Proceeds is discussed on pages R-4 through R-5. Please revise the disclosure consistent with Sections 8(b)(1) and 13(a) of the Investment Company Act of 1940 Act, as amended, and Guide 1 in the Guidelines to Form N-2.

Response: The Fund has updated the disclosure in accordance with this comment and acknowledges the Staff’s view that proceeds should generally be invested within three months and, in any event, no more than six months where the reasons for the expected delay have been stated.

*    *    *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

Cc:	Lori Hoffman, KKR

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